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                             April 11, 2023

       Glenn Boehnlein
       Vice President, Chief Financial Officer
       STRYKER CORP
       2825 Airview Boulevard
       Kalamazoo, Michigan 49002

                                                        Re: STRYKER CORP
                                                            Form 10-K for
Fiscal Year December 31, 2022
                                                            Filed February 10,
2023
                                                            Form 8-K Filed
January 31, 2023
                                                            File No. 001-13149

       Dear Glenn Boehnlein:

              We have reviewed your March 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 30, 2023 letter.

       Form 10-K for Fiscal Year December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Acquisitions, Goodwill and Intangible Assets, and Long-Lived Assets, page 18

   1. Your response to comment 7 indicates that given recent central bank-led interest rate hikes and the overall
macroeconomic environment, you elected to perform a quantitative impairment test for
Spine at your annual testing date of October 31, 2022. Please tell us why these two factors
did not result in you performing quantitative assessments for any of your other reporting
units as of October 31, 2022. Address the need to expand your disclosures to address
this apparent inconsistency.
 Glenn Boehnlein
FirstName
STRYKERLastNameGlenn   Boehnlein
             CORP
Comapany
April       NameSTRYKER CORP
       11, 2023
April 211, 2023 Page 2
Page
FirstName LastName
2. Your draft disclosure provided as part of your response to comment 7 states that the
         impairment charge was    significantly affected by the discount rate."
Please expand this
         disclosure to clarify the extent to which revenue, gross profit and operating income margin falling short of internal expectations impacted the impairment test and the resulting material impairment charge. To the extent that operational issues and trends impacted the impairment test, provide a discussion of the previous expectations, the degree to which your historical results fell short of the 2021 expectations, and the degree to which your historical results impact the 2022 impairment test. Finally, we note that with the 2021 impairment test, the Spine reporting unit had an implied fair value that exceeded the carrying amount by 51%. Please include this information in your draft disclosure to allow investors to better understand the discussion of the factors that materially impacted the fair value of the Spine reporting unit subsequent to the 2021 impairment test.
Notes to Consolidated Financial Statements, page 27

3. We note your response to comment 8 regarding the costs you have referred to as restructuring activities, specifically your conclusion that these costs are not within the scope of ASC 420 as the costs do not meet the FASB Codification definition of restructuring. Please provide us with a more comprehensive explanation of the activities generating these costs for the last three fiscal years and an analysis of the guidance in
         ASC 420-10-15-3 and 15-4. In this regard, we note that ASC 420-10-15-4 states, in part,
            [a]n exit activity includes but is not limited to a restructuring .. Also address liabilities and costs related to exit activities associated with business combinations in accordance with ASC 420-10-15-3.e. In this regard, we note that you also recognized workforce reduction and termination of sales relationships in your other acquisition and integration-
         related charges adjustment.
Note 15 - Asset Impairments, page 38

4. Your response to comment 8 indicates that you recognized long-lived asset write-offs and impairment charges of $96 million, $203 million, and $184 million for 2022, 2021, and
         2020, respectively. However, your cash flow statement reflects impairment charges of
         $54 million, $264 million, and $215 million for these same periods and the discussion in
         Note 15 only addresses impairments of $47 million in 2022 and $105 million in 2021.
         Please address the apparent discrepancies related to your 2021 impairment charges and tell us why Note 15 does not discuss the entire $264 million impairment referenced in your cash flows or the asset impairments recognized for 2020. Also, address the need to provide the disclosures required by ASC 820-10-50-2 for your nonrecurring fair value measurements.
Form 8-K Filed January 31, 2023
Exhibit 99.1, page A-1

5. We note your response to comment 10, including the draft disclosure you intend to
 Glenn Boehnlein
STRYKER CORP
April 11, 2023
Page 3
         provide when presenting free cash flow excluding recall payments. Please help us understand how you determined that free cash flow excluding recall payments is a performance measure rather than a liquidity measure. In this regard, we note the measure is reconciled from cash provided by operating activities; includes cash in the title; the adjustments are cash-based rather than accrual-based; and your non-GAAP conversion rate uses this measure as the numerator.
Definitive Proxy Statement on Schedule 14A

Appendix A, page A-1

6. We note your presentation of free cash flow excluding recall payments. Please tell us how you determined that this presentation, which is outside of your compensation discussion and analysis section, is consistent with the requirements in Item 10(e)(1)(ii)(a) of
         Regulation S-K. See our related comment above.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameGlenn Boehnlein
                                                             Division of
Corporation Finance
Comapany NameSTRYKER CORP
                                                             Office of
Industrial Applications and
April 11, 2023 Page 3                                        Services
FirstName LastName